Public

23003041

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SEC FILE NUMBER
8-67307

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HB SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5000 BIRCH STREET, SUITE 3000
(No. and Street)

NEWPORT BEACH	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL DE LUZ	800-716-2080	michael.deluz@hbsecuritiesllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVID LUNDGREN & COMPANY
(Name – if individual, state last, first, and middle name)

505 NORTH MUR-LEN ROAD	OLATHE	KANSAS	66062
(Address)	(City)	(State)	(Zip Code)

JANUARY 5, 2015	6075
(Date of Registration with PCAOB, if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL DE LUZ, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HB SECURITIES LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO/CCO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HB SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2022
PUBLIC

Filed as PUBLIC pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of HB Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HB Securities, LLC as of December 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of HB Securities, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of HB Securities, LLC's management. Our responsibility is to express an opinion on HB Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HB Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as HB Securities LLC's auditor since 2017.

Olathe, Kansas
March 29, 2023

HB Securities, LLC

Statement of Financial Condition

December 31, 2022

Assets		
Cash	$	144,067
Accounts receivable		173,018
Total assets	$	317,085
Liabilities and Member's Equity		
Liabilities:		
Commissions payable	$	121,275
Accounts payable and accrued expenses		1,508
Total liabilities		122,783
Member's Equity		194,302
Total liabilities and member's equity	$	317,085

See accompanying notes.

HB SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE A – Organization and Nature of Business

HB Securities, LLC (the "Company") is a non-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the State of Nevada. The Company is a direct wholly-controlled and owned subsidiary of NMS FIN Holdings, LLC ("FIN"). FIN owned 24% ownership interest in the Company and held exclusive right to the transfer of the remaining 76% ownership interest held by J&C Global Holdings, Inc., solely subject to FINRA's approval.

Effective November 30, 2018, 100% of the ownership interest in FIN was sold to BDMGMT Partners, LLC pursuant to a membership interest purchase and acquisition agreement dated November 30, 2018. The Company changed its name from NMS Capital Advisors, LLC to HB Securities, LLC on May 28, 2020.

NOTE B – Summary of Significant Accounting Policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income is recorded when earned and expenses are recorded when incurred.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk
The Company maintains its cash in bank deposit accounts that at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risks related to cash.

Investments
The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities have been classified as trading and are reported at fair value with unrealized appreciation or depreciation in fair value recognized in earnings.

NOTE B – Summary of Significant Accounting Policies, continued

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivable aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in operating expenses.

Revenue recognition
The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") and the FASB's Accounting Standards Update 2016-08, *Principal vs Agent Considerations* ("ASU 2016-09"). The income reported on the Statement of Operations is comprised of private placement fees and other service fees. The Company considers revenue to be generated when the Company satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists; b) The fee is fixed or able to be determinable; c) Performance has occurred; d) Collectability is reasonably assured.

Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based on the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed.

Revenues from fees arising from mergers, acquisitions and other corporate reorganization transactions are recorded as success fees based on the achievement of a criteria agreed upon with the client (such as closing of the transaction when all performance obligations to the client have been completed).

Income taxes
The Company was formed a limited liability company. As such, the Company's income or loss and credits and deductions are passed through to its member and reported on the member's income tax return. The Company is not required to file a tax return in the Nevada Jurisdiction.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2022, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties and interest related to income taxes.

NOTE B – Summary of Significant Accounting Policies, continued

The earliest year that the Company is subject to examination is the year ended December 31, 2019.

Subsequent event
The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 29, 2023, which is the date the financial statements were available to be issued, noting no events that would require disclosure.

NOTE C – Fair Value Measurements

The Company follows the provisions of ASC 820, Fair Value Measurements. This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine values.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

At December 31, 2022, the Company had no level 1, 2 or 3 investments.

NOTE D – Net Capital Requirements

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $142,559 and exceeded the minimum net capital requirement by $134,373. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 was .86 to 1.

The net capital requirement can limit the amount of Member capital withdrawals.

NOTE E – Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and was exempt from the reserve requirements under SEC rule 15c3-3 as the firm operated under the 15c.3-3(k)(2)(ii) exemption until the Company terminated its clearing agreement in March, 2022. The Company ceased executing trades for customers after the clearing agreement was terminated.

NOTE F – Possession or Control Requirements

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts. The Company ceased executing trades for customers after the clearing agreement was terminated.

NOTE G – SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE H – Leases

The Financial Accounting Standards Board ("FASB") issued *ASU 2016-02, Leases*, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition.

The Company is not a party to any lease agreements that extend for a twelve-month period and rent expense has been recorded as incurred.

NOTE I – Commitments and Contingent Liabilities

The Company is involved in a number of legal and regulatory proceedings concerning matters arising from the normal conduct of the Company's business activities. Although there can be no assurance as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense, and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Based upon information currently available and advice of counsel the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position or results of operation.

The Company had agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Although there were no such losses sustained by referred customers, the Company paid $ 14,500 in termination fees to the

clearing broker for certain accounts that had been referred to them that had account balances that remained open with the clearing firm after the agreement was terminated.